Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on December 7, 2021 to employees of Momentive Global Inc.

Q: We’ve talked about our acquisition by Zendesk closing sometime in the first half of 2022 – are there any updates?

A: Yes. As we’ve discussed, Zendesk’s acquisition of Momentive is subject to regulatory approval and the approval of the shareholders of both companies. We have made required antitrust filings and are waiting to hear back from regulators regarding those. Additionally, in connection with getting approval from the shareholders, Zendesk filed a Form S-4 registration statement, which contains a joint proxy statement from both companies regarding the vote. You can find that filing here.

Here are the next steps:

•	The SEC may have comments on the Form S-4. If this is the case, we will work with Zendesk to resolve them so the SEC can declare the Form S-4 effective.

•	At that point, the proxy statements will be mailed to shareholders. These statements will include the time and date of the vote.

We still anticipate closing in the first half of 2022, and will keep you posted as we continue to work our way towards closing.

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction, or required regulatory approvals to consummate the Transaction, are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the

Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information and Where to Find It

In connection with the Transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be sent to the respective stockholders of Momentive and Zendesk seeking their approval of their respective merger-related proposals. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Participants In The Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the Transaction. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk’s common stock is also available in Zendesk’s proxy statement, dated April 2, 2021, for its 2021 Annual Meeting of Stockholders. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is also available in Momentive’s proxy statement, dated April 20, 2021, for its 2021 Annual Meeting of Stockholders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.